Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
TDK CORPORATION

(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
September 22, 2008
	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group

Press Release
TDK secures a further 10 percent of the shares of EPCOS
•	Irrevocable undertaking with a major shareholder

•	44 percent of the shares of EPCOS already secured in total

•	TDK waives all offer conditions
September 22, 2008
Tokyo and Düsseldorf — TDK Corporation (“TDK”) (TSE:6762, NYSE and LSE:TDK) and its wholly-owned subsidiary TDK Germany GmbH have reached an agreement with a major EPCOS shareholder securing a further approximately 10 percent of the shares of EPCOS. The shareholder has signed an irrevocable undertaking to accept the public tender offer which TDK has launched on August 25, 2008. As of today, TDK has thus secured 44 percent of the shares of EPCOS through direct or attributable holdings, through the irrevocable undertaking and through shares already tendered into the offer.
In view of the high number of shares that TDK has already secured and antitrust approval obtained in the EU, the U.S. and Taiwan, TDK has decided to waive all remaining offer conditions. In particular, the offer will not be subject to a minimum acceptance threshold any more. As a result, the success of the offer is now guaranteed. A corresponding amendment to the offer document will be published today.
“We are very comfortable with the amount of EPCOS shares we have secured until today and we believe that this shareholding will enable TDK and EPCOS to create a leading global electronic components company. We therefore see no further reason to uphold the minimum acceptance threshold for the offer. Shareholders of EPCOS who have not yet tendered are now guaranteed that the offer will succeed and that they can realize full and immediate value for their EPCOS shares via the all-cash offer”, said Takehiro Kamigama, President and COO of TDK.
TDK had published the offer document for the voluntary public takeover offer on August 25, 2008 and offers all shareholders of EPCOS EUR 17.85 in cash per share. This represents a 49 percent premium over the three-month average share price as determined by BaFin prior to the date of the announcement (EUR 11.94). The management board and supervisory board of EPCOS have expressed their full support for TDK’s offer and recommend accepting the offer as it meets the interests of EPCOS, its customers, shareholders and employees. Under the terms of the takeover offer EPCOS shareholders can continue to tender their shares to TDK until October 7, 2008.
The offer document is available for download on the following website:
www.tdk-germany-gmbh.com
About TDK
TDK (TSE:6762, NYSE and LSE:TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite”, a key material in electronics and magnetic products. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.
TDK is listed on the Tokyo Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

About EPCOS
EPCOS (EPCGn.DE) is a leading manufacturer of electronic components, modules and systems headquartered in Munich, Germany. With its broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. The EPCOS Group has design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
Electronic components are found in every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, filter frequencies, and protect against overvoltage and overcurrent.
In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At the end of the fiscal year, the company employed about 18,300 people worldwide.
EPCOS is listed in Germany — on the Frankfurt Stock Exchange and the other regional exchanges — and over the counter (OTC) in the US.

Contacts for the media at TDK

Europe, Americas
Japan, other Asian countries	Lutz GOLSCH
Kazutoshi KOGURE	A&B Financial Dynamics GmbH
TDK Corporation	Tel +49 69 92037-110
Tel +81 3 5201-7102	Fax +49 69 92037-199
Fax +81 3 5201-7114	E-mail: l.golsch@abfd.de
E-mail: pr@mb1.tdk.co.jp

Disclaimer
This announcement contains certain “forward-looking statements” that are based on the current expectations of TDK and are subject to uncertainty and changes in circumstances. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this announcement except as required by law.
To the extent the Offer referred to in this announcement is being made into the United States, it will be made directly by TDK Germany GmbH. References in this announcement or in the Offer document to the Offer being made by Nomura and/or Rothschild on behalf of TDK Germany GmbH should be construed accordingly.
To the extent permitted by applicable law, TDK may directly or indirectly acquire, or make arrangements to acquire, EPCOS shares on the public stock exchange or in privately-negotiated transactions.